# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CIMG Inc., CIK 0001527613
CUSIP: 67073S307
Title of class of securities: Common Stock, Par Value $0.00001 Per Share
Address of issuer's principal executive offices: Room R2, FTY D, 16/F, Kin Ga Industrial, 9 San On Street, Tuen Mun, Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 03/18/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002039228
Persons authorized to receive notices and communications: Yubo Yang, Unit 3709, 37/F, Tower 2,, Lippo Centre 89 Queensway, Admiralty, Hong Kong, Hong Kong (K3), 000000, 86 15611602308

## Reporting persons
- Yubo Yang (CIK 0002039228): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 6,739,761; sole dispositive power 0; shared dispositive power 6,739,761; aggregate amount beneficially owned 6,739,761 (20.1% of the class)
  Comment: (1) Note to Rows 8, 10, and 11: (i) Yubo Yang, through her 100% ownership of Dada Business Trading Co., Limited, beneficially owns 6,739,761 shares of common stock, including 3,406,428 shares of common stock directly held, of which 2,529,236 shares of common stock were acquired pursuant to the conversion of a convertible note dated on March 18, 2025, in connection with the convertible note and warrant purchase agreement dated December 12, 2024. (ii) Dada Business Trading Co., Limited also holds warrants to acquire up to 3,333,333 shares of common stock. (iii) Dada Business Trading Co., Limited is governed by its sole director, Mr. Zheng Dai. As such, Mr. Dai has voting and investment discretion with respect to the shares of common stock held of record by Dada Business Trading Co., Limited and may be deemed to have beneficial ownership of the shares and warrants held directly by Dada Business Trading Co., Limited. (iv) Therefore, both Yubo Yang and Zheng Dai are deemed to have shared voting power over the 6,739,761 shares of common stock.
  
  (2) Note to Row 13: This percentage is calculated based upon (i) 30,197,418 shares of common stock issued and outstanding as of March 24, 2025, as reported in the Issuer's 8-K filed with the SEC on April 3, 2025,and 3,333,333 new shares of common stock that may be issued pursuant to exercise of warrants held by Dada Business Trading Co., Limited; and (ii) Dada Business Trading Co., Limited directly holds 3,406,428 shares of common stock and warrants to acquire up to 3,333,333 shares of common stock as of March 24, 2025.
- Zheng Dai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 6,739,761; sole dispositive power 0; shared dispositive power 6,739,761; aggregate amount beneficially owned 6,739,761 (20.1% of the class)
  Comment: (1) Note to Rows 8, 10, and 11: (i) Yubo Yang, through her 100% ownership of Dada Business Trading Co., Limited, beneficially owns 6,739,761 shares of common stock, including 3,406,428 shares of common stock directly held, of which 2,529,236 shares of common stock were acquired pursuant to the conversion of a convertible note dated on March 18, 2025, in connection with the convertible note and warrant purchase agreement dated December 12, 2024. (ii) Dada Business Trading Co., Limited also holds warrants to acquire up to 3,333,333 shares of common stock. (iii) Dada Business Trading Co., Limited is governed by its sole director, Mr. Zheng Dai. As such, Mr. Dai has voting and investment discretion with respect to the shares of common stock held of record by Dada Business Trading Co., Limited and may be deemed to have beneficial ownership of the shares and warrants held directly by Dada Business Trading Co., Limited. (iv) Therefore, both Yubo Yang and Zheng Dai are deemed to have shared voting power over the 6,739,761 shares of common stock.
  
  (2) Note to Row 13: This percentage is calculated based upon (i) 30,197,418 shares of common stock issued and outstanding as of March 24, 2025, as reported in the Issuer's 8-K filed with the SEC on April 3, 2025,and 3,333,333 new shares of common stock that may be issued pursuant to exercise of warrants held by Dada Business Trading Co., Limited; and (ii) Dada Business Trading Co., Limited directly holds 3,406,428 shares of common stock and warrants to acquire up to 3,333,333 shares of common stock as of March 24, 2025.
- Dada Business Trading Co., Limited (CIK 0002039337): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 6,739,761; sole dispositive power 0; shared dispositive power 6,739,761; aggregate amount beneficially owned 6,739,761 (20.1% of the class)
  Comment: (1) Note to Rows 8, 10, and 11: (i) Yubo Yang, through her 100% ownership of Dada Business Trading Co., Limited, beneficially owns 6,739,761 shares of common stock, including 3,406,428 shares of common stock directly held, of which 2,529,236 shares of common stock were acquired pursuant to the conversion of a convertible note dated on March 18, 2025, in connection with the convertible note and warrant purchase agreement dated December 12, 2024. (ii) Dada Business Trading Co., Limited also holds warrants to acquire up to 3,333,333 shares of common stock. (iii) Dada Business Trading Co., Limited is governed by its sole director, Mr. Zheng Dai. As such, Mr. Dai has voting and investment discretion with respect to the shares of common stock held of record by Dada Business Trading Co., Limited and may be deemed to have beneficial ownership of the shares and warrants held directly by Dada Business Trading Co., Limited. (iv) Therefore, both Yubo Yang and Zheng Dai are deemed to have shared voting power over the 6,739,761 shares of common stock.
  
  (2) Note to Row 13: This percentage is calculated based upon (i) 30,197,418 shares of common stock issued and outstanding as of March 24, 2025, as reported in the Issuer's 8-K filed with the SEC on April 3, 2025,and 3,333,333 new shares of common stock that may be issued pursuant to exercise of warrants held by Dada Business Trading Co., Limited; and (ii) Dada Business Trading Co., Limited directly holds 3,406,428 shares of common stock and warrants to acquire up to 3,333,333 shares of common stock as of March 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 Per Share
Name of issuer: CIMG Inc.
Address of issuer's principal executive offices: Room R2, FTY D, 16/F, Kin Ga Industrial, 9 San On Street, Tuen Mun, Hong Kong, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (i) Yubo Yang, as 100% owner of Dada Business Trading Co., Limited; (ii) Zheng Dai, as sole director of Dada Business Trading Co., Limited; and (iii) Dada Business Trading Co., Limited, with respect to the shares of Common Stock directly and beneficially owned by it and the shares of Common Stock issuable upon exercise of the Warrants owned by it.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of the Reporting Persons is Unit 3709, 37/F, Tower 2, Lippo Centre 89 Queensway, Admiralty, Hong Kong.
Present principal occupation or employment:
Yubo Yang is 100% owner of Dada Business Trading Co., Limited.

Zheng Dai is sole director of Dada Business Trading Co., Limited.

Dada Business Trading Co., Limited is a holding company.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any director or executive officer of the Reporting Persons have been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any director or executive officer of Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Yubo Yang: China

Zheng Dai: China

Dada Business Trading Co., Limited: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 24, 2024, Dada Business Trading Co., Limited used $500,000 in working capital to purchase 877,192 shares of Common Stock of the Issuer pursuant to a certain Securities Purchase Agreement with the Issuer dated September 24, 2024 (the "SPA").

On December 12, 2024, Dada Business Trading Co., Limited used $1,300,000 in working capital to purchase a convertible promissory note in the aggregate principal amount of $1,300,000 (the "Note") and warrant to purchase 3,333,333 shares of Common Stock of the issuer pursuant to a certain Convertible Note and Warrant Purchase Agreement dated December 12, 2024 (the "Purchase Agreement"). On March 18, 2025 the Note plus accrued interest was converted into 2,529,236 shares of Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisitions was to make a financial investment in the Issuer.

The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy, potential business combinations and strategic alternatives, and future plans of the Issuer. The Reporting Persons also may consider, formulate, discuss and seek to cause the Issuer to implement various plans or proposals intended to protect, preserve or enhance stockholder value or protect, preserve or enhance the value of the Issuer's assets, including plans or proposals that may involve extraordinary matters relating to the Issuer. Any such actions or transactions may be taken, advocated by, or involve the Reporting Persons alone or in conjunction with other shareholders, financing sources and/or other third parties, and could include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or the Common Stock or selling some or all of the Common Stock, engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which such Reporting Persons have sole or shared power to vote, or to direct the vote, and sole or shared power to dispose of, or to direct the disposition, are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Except as reported in Item 3 above, the Reporting Persons have not affected any transactions in the shares of Common Stock in the sixty days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: The information in Item 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' responses to Items 3 - 5 are incorporated by reference into this Item 6.

On December 12, 2024, in connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with Dada Business Trading Co., Limited (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement the Issuer shall prepare and, as soon as practicable, but in no event later than 30 days subsequent to the filing of the Form 10-K for its audited financial statements for the fiscal year ended September 30, 2024, or five business days after the approval by the Issuer's stockholders of the transactions contemplated in the Purchase Agreement, whichever is later, file with the SEC an initial Registration Statement on Form S-1 covering the resale of all of the registrable securities, which includes all conversion shares from the conversion of the Notes and warrant shares from the exercise of the Warrants.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Yubo Yang: /s/ Yubo Yang, Yubo Yang/Individual (04/03/2025)
- Zheng Dai: /s/ Zheng Dai, Zheng Dai/Individual (04/03/2025)
- Dada Business Trading Co., Limited: /s/ Zheng Dai, Zheng Dai/Director (04/03/2025)